Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

3rd Quarter Result 2016

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter ending September 30, 2016 are already available from the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Tuesday, November 1 in Portuguese at 10:00 a.m. (Brasília time) and in English at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 3rd quarter 2016.

São Paulo – October 31, 2016.

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	3Q16	2Q16	3Q15	9M16	9M15
Results
Recurring Net Income	5,595	5,575	6,144	16,332	18,101
Operating Revenues (1)	27,597	26,478	28,267	80,960	80,758
Managerial Financial Margin (2)	17,706	16,588	18,734	51,706	52,771
Performance
Recurring Return on Average Equity – Annualized (3)	19.9%	20.6%	24.1%	20.0%	24.5%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.6%	1.8%	1.5%	1.8%
Nonperforming Loans Ratio (90 days overdue) - Total	3.9%	3.6%	3.0%	3.9%	3.0%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.8%	4.5%	3.8%	4.8%	3.8%
Performance
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.1%	1.2%	1.2%	1.2%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	204%	215%	212%	204%	212%
Efficiency Ratio (ER) (5)	48.6%	46.7%	44.3%	46.5%	43.8%
Risk-Adjusted Efficiency Ratio (RAER) (5)	69.2%	68.6%	63.1%	70.0%	62.8%
Balance Sheet
Total Assets	1,399,100	1,395,856	1,442,804
Total Credit Portfolio, including Sureties and Endorsements	567,744	573,003	641,773
Deposits + Debentures + Securities + Borrowings and Onlending (6)	656,928	653,528	716,148
Balance Sheet
Loan Portfolio/Funding (6)	75.4%	76.2%	78.3%
Stockholders' Equity	114,715	110,587	103,353
Other
Assets Under Administration	902,120	835,194	749,755
Total Number of Employees	95,984	96,460	99,033
Brazil	81,737	82,213	84,490
Abroad	14,247	14,247	14,543
Branches and CSBs – Client Service Branches	5,119	5,154	5,307
ATM – Automated Teller Machines (7)	45,859	45,523	44,964

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	3Q16	2Q16	3Q15	9M16	9M15
Highlights
Recurring Net Income per Share (R$) (8)	0.86	0.85	0.93	2.50	2.74
Net Income per Share (R$) (8)	0.83	0.85	0.91	2.47	2.68
Number of Outstanding Shares at the end of period – in thousands (9)	6,530,786	6,522,698	6,545,098	6,530,786	6,545,098
Book Value per Share (R$)	17.57	16.95	15.79	17.57	15.79
Dividends and Interest on Own Capital net of Taxes (10)	757	1,532	1,351	3,301	3,875
Dividends and Interest on Own Capital net of Taxes (10) per Share (R$)	0.12	0.23	0.21	0.51	0.59
Market Capitalization (11)	211,632	179,256	155,952	211,632	155,952
Market Capitalization (11) (US$ million)	65,194	55,846	39,254	65,194	39,254
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.0%	18.1%	16.1%	19.0%	16.1%
Common Equity Tier I	15.7%	14.8%	12.3%	15.7%	12.3%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.6%	14.1%	12.4%	14.6%	12.4%
Indicators
EMBI Brazil Risk	319	350	447	319	447
CDI rate – In the Period (%)	3.5%	3.4%	3.4%	6.7%	6.0%
Dollar Exchange Rate – Quotation in R$	3.2462	3.2098	3.9729	3.2462	3.9729
Indicators
Dollar Exchange Rate – Change in the Period (%)	1.1%	-9.8%	28.1%	-17.8%	16.8%
Euro Exchange Rate – Quotation in R$	3.6484	3.5414	4.4349	3.6484	4.4349
Euro Exchange Rate – Change in the Period (%)	3.0%	-12.6%	28.2%	-16.7%	7.2%
IGP-M – In the Period (%)	0.5%	2.9%	1.9%	6.5%	6.3%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015 and September 14, 2016; (10) IOC – Interest on own capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the acquisition of retail business of Citibank in Brazil and of all the interest of Banco Itaú BMG Consignado and the use of tax credit.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,595 million in the third quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,394 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q16	2Q16	3Q15	9M16	9M15
Recurring Net Income	5,595	5,575	6,144	16,332	18,101
Non-Recurring Events	(200)	(57)	(172)	(308)	(398)
Contingencies Provision (a)	(80)	(31)	(540)	(136)	(668)
Goodwill Amortization (b)	(120)	(156)	(34)	(309)	(130)
Program for Settlement or Installment Payment of Taxes (c)	-	-	(1)	12	41
Impairment (d)	-	(9)	-	(9)	(43)
Liability Adequacy Test (e)	-	140	-	140	-
Social Contribution Rate Increase (f)	-	-	3,988	-	3,988
Complementary Provision for Loan Losses (g)	-	-	(2,793)	-	(2,793)
Financial Leasing Accounting Change (h)	-	-	(520)	-	(520)
Pension Fund (i)	-	-	(130)	-	(130)
Other	-	-	(143)	(6)	(143)
Net Income	5,394	5,518	5,972	16,024	17,704
CorpBanca's Pro Forma Consolidation Effects	-	-	27	(72)	42
Net Income as Reported	5,394	5,518	5,945	16,097	17,662

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(d) Impairment: Adjustment in the carrying amount of assets in order to reflect their fair value.

(e) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

(f) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(g) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(h) Financial Leasing Accounting Change: Regarding financial leasing contracts related to new Technology Center implementation.

(i) Pension Fund: Provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the third quarter of 2016, the Brazilian real depreciated 1.1% against the U.S. dollar and 3.0% against the Euro, compared with appreciations of 9.8% and 12.6%, respectively, in the previous quarter.

Highlights

On September 29, 2016 we signed a share purchase agreement with Banco BMG S.A. by which we agreed to acquire all of its interest in Banco Itaú BMG Consignado, corresponding to 40% of the total capital for approximately R$1.28 billion. Once the acquisition is completed, we will hold a 100% stake in Itaú BMG Consignado.

On October 8, 2016, we also entered into an agreement with Citibank S.A. to acquire its retail business (for individuals) in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as Citibank’s stakes of 5.64% in TECBAN and 3.60% in Cibrasec for R$710 million.

The completion of these transactions is subject to the satisfaction of certain precedent conditions, including regulatory approval.

With these transactions, we reaffirm our strategy to operate with low-risk and attractive profitability assets.

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,309	23	607	(342)	27,597
Managerial Financial Margin	17,028	23	607	48	17,706
Financial Margin with Clients	15,887	23	-	48	15,958
Financial Margin with the Market	1,141	-	607	-	1,749
Commissions and Fees	8,478	-	-	(653)	7,825
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,449	-	-	618	2,067
Other Operating Income	197	-	-	(197)	-
Equity in Earnings of Affiliates and Other Investments	112	-	-	(112)	-
Non-operating Income	46	-	-	(46)	-
Result from Loan Losses	(5,182)	-	-	(48)	(5,230)
Provision for Loan Losses	(6,121)	-	-	(48)	(6,169)
Recovery of Loans Written Off as Losses	939	-	-	0	939
Retained Claims	(375)	-	-	-	(375)
Other Operating Income/(Expenses)	(14,772)	362	(58)	310	(14,159)
Non-interest Expenses	(13,044)	362	-	308	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,592)	-	(58)	2	(1,648)
Insurance Selling Expenses	(136)	-	-	-	(136)
Income before Tax and Profit Sharing	6,981	385	549	(81)	7,834
Income Tax and Social Contribution	(1,570)	(92)	(549)	20	(2,191)
Profit Sharing	(61)	-	-	61	-
Minority Interests	44	(93)	-	-	(49)
Net Income	5,394	200	-	-	5,595

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	31,206	(230)	(4,457)	(41)	26,478
Managerial Financial Margin	20,774	24	(4,457)	247	16,588
Financial Margin with Clients	14,797	24	-	247	15,068
Financial Margin with the Market	5,977	-	(4,457)	-	1,520
Commissions and Fees	8,397	-	-	(581)	7,816
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,718	(254)	-	610	2,074
Other Operating Income	183	-	-	(183)	-
Equity in Earnings of Affiliates and Other Investments	138	-	-	(138)	-
Non-operating Income	(5)	-	-	5	-
Result from Loan Losses	(5,151)	-	-	(214)	(5,365)
Provision for Loan Losses	(6,123)	-	-	(214)	(6,337)
Recovery of Loans Written Off as Losses	972	-	-	0	972
Retained Claims	(352)	-	-	-	(352)
Other Operating Income/(Expenses)	(14,159)	332	549	186	(13,093)
Non-interest Expenses	(11,989)	332	-	243	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,008)	-	549	(57)	(1,516)
Insurance Selling Expenses	(162)	-	-	-	(162)
Income before Tax and Profit Sharing	11,544	102	(3,908)	(69)	7,669
Income Tax and Social Contribution	(5,871)	55	3,908	10	(1,899)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(94)	(101)	-	-	(195)
Net Income	5,518	57	-	-	5,575

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Operating Revenues	27,597	26,478	1,119	4.2%	28,267	(669)	-2.4%	80,960	80,758	202	0.2%
Managerial Financial Margin	17,706	16,588	1,118	6.7%	18,734	(1,028)	-5.5%	51,706	52,771	(1,065)	-2.0%
Financial Margin with Clients	15,958	15,068	890	5.9%	16,459	(501)	-3.0%	46,700	47,063	(363)	-0.8%
Financial Margin with the Market	1,749	1,520	228	15.0%	2,276	(527)	-23.2%	5,006	5,708	(702)	-12.3%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,067	2,074	(8)	-0.4%	2,268	(201)	-8.9%	6,282	6,582	(300)	-4.6%
Result from Loan Losses	(5,230)	(5,365)	136	-2.5%	(4,876)	(353)	7.2%	(17,568)	(14,114)	(3,454)	24.5%
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Retained Claims	(375)	(352)	(23)	6.4%	(437)	62	-14.3%	(1,121)	(1,191)	70	-5.8%
Operating Margin	21,993	20,761	1,232	5.9%	22,953	(960)	-4.2%	62,270	65,453	(3,183)	-4.9%
Other Operating Income/(Expenses)	(14,159)	(13,093)	(1,066)	8.1%	(13,366)	(793)	5.9%	(39,872)	(37,797)	(2,075)	5.5%
Non-interest Expenses	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,648)	(1,516)	(132)	8.7%	(1,574)	(75)	4.8%	(4,680)	(4,474)	(206)	4.6%
Insurance Selling Expenses	(136)	(162)	25	-15.7%	(268)	131	-49.0%	(494)	(802)	308	-38.4%
Income before Tax and Minority Interests	7,834	7,669	166	2.2%	9,587	(1,753)	-18.3%	22,399	27,656	(5,258)	-19.0%
Income Tax and Social Contribution	(2,191)	(1,899)	(292)	15.4%	(3,032)	841	-27.7%	(5,829)	(8,440)	2,611	-30.9%
Minority Interests in Subsidiaries	(49)	(195)	146	-75.0%	(412)	363	-88.1%	(238)	(1,115)	877	-78.7%
Recurring Net Income	5,595	5,575	20	0.4%	6,144	(549)	-8.9%	16,332	18,101	(1,769)	-9.8%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Managerial Financial Margin	17,706	16,588	1,118	6.7%	18,734	(1,028)	-5.5%	51,706	52,771	(1,065)	-2.0%
Financial Margin with Clients	15,958	15,068	890	5.9%	16,459	(501)	-3.0%	46,700	47,063	(363)	-0.8%
Financial Margin with the Market	1,749	1,520	228	15.0%	2,276	(527)	-23.2%	5,006	5,708	(702)	-12.3%
Result from Loan Losses	(5,230)	(5,365)	136	-2.5%	(4,876)	(353)	7.2%	(17,568)	(14,114)	(3,454)	24.5%
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Net Result from Financial Operations	12,476	11,223	1,253	11.2%	13,858	(1,382)	-10.0%	34,138	38,657	(4,519)	-11.7%
Other Operating Income/(Expenses)	(4,642)	(3,554)	(1,088)	30.6%	(4,271)	(371)	8.7%	(11,740)	(11,001)	(739)	6.7%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,555	1,560	(5)	-0.3%	1,563	(8)	-0.5%	4,667	4,590	77	1.7%
Non-interest Expenses	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,648)	(1,516)	(132)	8.7%	(1,574)	(75)	4.8%	(4,680)	(4,474)	(206)	4.6%
Income before Tax and Minority Interests	7,834	7,669	166	2.2%	9,587	(1,753)	-18.3%	22,399	27,656	(5,258)	-19.0%
Income Tax and Social Contribution	(2,191)	(1,899)	(292)	15.4%	(3,032)	841	-27.7%	(5,829)	(8,440)	2,611	-30.9%
Minority Interests in Subsidiaries	(49)	(195)	146	-75.0%	(412)	363	-88.1%	(238)	(1,115)	877	-78.7%
Recurring Net Income	5,595	5,575	20	0.4%	6,144	(549)	-8.9%	16,332	18,101	(1,769)	-9.8%

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the third quarter of 2016 amounted to R$5,595 million, representing an increase of 0.4% from the previous quarter and an 8.9% decrease from the same period of the previous year.

The main positive highlights in the quarter compared to the previous period were the 5.9% increase in financial margin with clients, the 15.0% increase in financial margin with the market and the 2.7% decrease in provision for loan losses.

The positive highlights were partially offset by the 8.4% increase in non-interest expenses.

In the first nine months of 2016, recurring net income was R$16,332 million, down 9.8% from the same period of the previous year mainly driven by the increase of 16.3% in the provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 19.9% in the third quarter of 2016. Stockholders’ equity totaled R$114.7 billion.

Annualized recurring return on average assets remained stable when compared to the previous quarter and reached 1.6%.

Operating Revenues

In the third quarter of 2016, operating revenues, representing revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$27,597 million, an increase of 4.2% from the previous quarter and a decrease of 2.4% from the same period of the previous year. The main components of operating revenues and other items of the income statement are presented ahead:

Managerial Financial Margin

The managerial financial margin for the third quarter of 2016 totaled R$17,706 million, an increase of R$1,118 million when compared to the previous quarter, mainly due to the increase of R$890 million in our financial margin with clients. In the previous quarter, this margin was impacted by securities’ impairment in the amount of R$539 million. Our financial margin with the market increased R$228 million in the quarter.

The managerial financial margin decreased by R$1,065 million when compared to the first nine months of 2015. This decrease was due to the R$363 million and R$702 million reductions in the financial margin with clients and in the financial margin with the market, respectively.

Result from Loan Losses

The result from loan losses, net of recovery of credits, decreased 2.5% from the previous quarter, totaling R$5,230 million in the quarter. This decrease was mainly due to a 2.7% (R$169 million) reduction in our provision for loan losses. In the third quarter of 2016, there was a R$216 million increase in the complementary allowance for loan losses. Additionally, recovery of loans written off as losses decreased 3.4% in the quarter (R$33 million).

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

NPL Creation

(*) Excluding specific economic group effect.

In the third quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, reached R$6,756 million, up 26.8% compared to the previous period, mainly driven by the increase in the NPL Creation of the Wholesale segment, which totaled R$2,308 million this quarter. This increase was concentrated in one economic group of the segment. Excluding this specific case, Total NPL Creation and Wholesale segment NPL Creation would have decreased in the quarter, as occurred in the Retail segment.

Commissions and Fees

In the third quarter of 2016, commissions and fees remained relatively stable, increasing 0.1% when compared to the previous quarter.

When compared to the first nine months of 2015, these revenues increased R$1,567 million (7.3%).

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the third quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds, reached R$1,482 million, an increase of 1.0% from the previous quarter and of 0.9% from the third quarter of 2015. The loss ratio from core activities reached 28.9% this quarter.

Non-Interest Expenses

In the third quarter of 2016, non-interest expenses totaled R$12,374 million, an 8.4% increase from the second quarter of 2016. Total non-interest expenses were impacted by extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement in the amount of R$275 million. Disregarding these effects, our non-interest expenses would have remained stable in the quarter.

In the first nine months of 2016, non-interest expenses increased 6.7% from the same period of the previous year. Excluding extraordinary events above mentioned, these expenses would have increased 4.1% when compared to the same period of the previous year.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses, reached 46.4%, an increase of 190 basis points from the same period of the previous year. In this period, our expenses grew 7.8%, lower than the accumulated inflation (8.5% - IPCA). On the other hand, our revenues increased 3.4%, mainly as a result of the challenging economic scenario.

In the third quarter of 2016, the efficiency ratio reached 48.6%, an increase of 190 basis points from the previous quarter, mainly due to the increase in non-interest expenses (8.4%).

In the 12-month period, the risk-adjusted efficiency ratio, which also considers the result from loan losses, reached 68.8%, an increase of 620 basis points compared to the same period of 2015. In the third quarter of 2016, the risk-adjusted efficiency ratio reached 69.2%.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Current and Long-term Assets	1,372,105	1,368,692	0.2%	1,418,974	-3.3%
Cash and Cash Equivalents	20,176	21,852	-7.7%	24,338	-17.1%
Short-term Interbank Investments	278,663	270,899	2.9%	230,404	20.9%
Securities and Derivative Financial Instruments	357,549	358,267	-0.2%	365,874	-2.3%
Interbank and Interbranch Accounts	81,566	73,626	10.8%	71,553	14.0%
Loan, Lease and Other Loan Operations	495,327	497,959	-0.5%	560,664	-11.7%
(Allowance for Loan Losses)	(39,103)	(38,470)	1.6%	(36,179)	8.1%
Other Assets	177,926	184,560	-3.6%	202,319	-12.1%
Permanent Assets	26,994	27,165	-0.6%	23,830	13.3%
Total Assets	1,399,100	1,395,856	0.2%	1,442,804	-3.0%

At the end of the third quarter of 2016, our assets totaled R$1.4 trillion, an increase of 0.2% (R$3.2 billion) compared to the previous quarter. The main changes are presented below:

Compared to the previous year, our assets decreased 3.0% (R$43.7 billion).

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Current and Long-Term Liabilities	1,269,388	1,270,244	-0.1%	1,326,601	-4.3%
Deposits	308,599	309,032	-0.1%	371,519	-16.9%
Deposits Received under Securities Repurchase Agreements	360,337	353,662	1.9%	321,819	12.0%
Fund from Acceptances and Issue of Securities	90,963	84,230	8.0%	72,453	25.5%
Interbank and Interbranch Accounts	11,068	11,067	0.0%	11,473	-3.5%
Borrowings and Onlendings	80,280	85,261	-5.8%	112,915	-28.9%
Derivative Financial Instruments	25,672	34,506	-25.6%	47,701	-46.2%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	150,134	144,057	4.2%	126,136	19.0%
Other Liabilities	242,334	248,429	-2.5%	262,586	-7.7%
Deferred Income	1,724	1,724	0.0%	1,908	-9.7%
Minority Interest in Subsidiaries	13,273	13,301	-0.2%	10,942	21.3%
Stockholders' Equity	114,715	110,587	3.7%	103,353	11.0%
Total Liabilities and Equity	1,399,100	1,395,856	0.2%	1,442,804	-3.0%

The main changes in liabilities at the end of the third quarter of 2016 compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the third quarter of 2016, our total loan portfolio, including sureties, endorsements and private securities, reached R$605,074 million, reducing 0.6% from the previous quarter and 11.0% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 1.1% in the quarter and 5.6% in the 12-month period.

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Individuals	182,517	182,626	-0.1%	186,128	-1.9%
Credit Card Loans	55,750	54,455	2.4%	55,051	1.3%
Personal Loans	27,879	28,703	-2.9%	30,256	-7.9%
Payroll Loans (1)	45,638	46,489	-1.8%	45,695	-0.1%
Vehicle Loans	15,905	16,700	-4.8%	21,632	-26.5%
Mortgage Loans	37,345	36,280	2.9%	33,493	11.5%
Companies	244,191	251,136	-2.8%	293,686	-16.9%
Corporate Loans	183,418	188,897	-2.9%	222,761	-17.7%
Very Small, Small and Middle Market Loans (2)	60,773	62,239	-2.4%	70,925	-14.3%
Latin America (3)	141,037	139,241	1.3%	161,959	-12.9%
Total with Endorsements and Sureties	567,744	573,003	-0.9%	641,773	-11.5%
Corporate - Private Securities (4)	37,330	35,603	4.9%	38,332	-2.6%
Total with Endorsements, Sureties and Private Securities	605,074	608,606	-0.6%	680,105	-11.0%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	605,074	611,642	-1.1%	640,777	-5.6%
Endorsements and Sureties	72,417	75,044	-3.5%	81,109	-10.7%
Individuals	453	463	-2.1%	545	-16.8%
Corporate	61,417	64,127	-4.2%	67,515	-9.0%
Very Small, Small and Middle Market	2,456	2,494	-1.5%	3,076	-20.2%
Latin America (3)	8,091	7,959	1.7%	9,973	-18.9%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	3Q16	2Q16	change	In R$ millions, end of period	3Q16%		2Q16	change
Individuals	44,012	42,825	2.8%	Argentina	7,035	5.0%	6,794	3.5%
Credit Card Loans	4,440	4,377	1.4%	Chile	91,102	64.6%	90,460	0.7%
Personal Loans	19,322	18,594	3.9%	Colombia	28,978	20.5%	28,033	3.4%
Mortgage Loans	20,250	19,853	2.0%	Paraguay	5,926	4.2%	5,925	0.0%
Companies	97,025	96,416	0.6%	Panama	1,173	0.8%	1,304	-10.0%
				Uruguay	6,822	4.8%	6,724	1.5%
Total with Endorsements and Sureties	141,037	139,241	1.3%	Total with Endorsements and Sureties	141,037	100.0%	139,241	1.3%

Credit Portfolio – Currency Breakdown

On September 30, 2016, R$193.8 billion of our total credit assets were denominated in, or indexed to, foreign currencies. This portion decreased 0.5% in this quarter, and remained at a similar level when compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the third quarter of 2016, the NPL ratio for operations more than 90 days overdue reached 3.9%, an increase of 30 basis points from the previous quarter and of 90 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.8% in the quarter, a 30-basis-point increase from the previous quarter. This increase was concentrated in one economic group of the Corporate segment, which was already 100% provisioned in June 2016. Excluding this particular case, Total 90-day NPL ratio would have remained stable and Brazil 90-day NPL ratio would have decreased 10 basis points in the quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

2016 Forecast

The previously disclosed forecast for 2016 is presented below:

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From -10.5% to -5.5%	From -11.0% to -6.0%

Financial Margin with Clients	From -2.5% to 0.5%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn

Commissions and Fees and Result from Insurance Operations	From 4.0% to 7.0%	From 4.5% to 7.5%

Non-Interest Expenses	From 2.0% to 5.0%	From 2.5% to 5.5%

(1)	Includes units abroad ex-Latin America.
(2)	Includes endorsements, sureties and private securities.
(3)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Forecasts were calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in prior periods.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	10